Mail Stop 3561

June 5, 2006

Mr. Mark Shapiro
Chief Executive Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

   Re: Six Flags, Inc.
    File No. 001-13703
    Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Shapiro:

   We have reviewed your May 18, 2006 correspondence and have the following comment. We believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-7

1. We note your response to prior comment 4. Absent specific guidance to the contrary, amounts associated with operating assets, whether active or inactive, generally should be classified within income from operations because such assets contributed to operations. Accordingly, please reclassify these amounts within income from operations. Refer to paragraphs 25 and 45 of FAS 144 for guidance. We also analogize to the interpretive response to Question 2 of SAB Topic No. 5P3 and paragraph 18 of FAS 146 in regard to classification of disposition of operating assets in this respect. If you continue to believe that your present classification is proper, please cite the guidance upon which you rely in support of your position.

            * * * * *

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief